UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported) **February 16, 2010**



United Fire & Casualty Company

(Exact name of registrant as specified in its charter)

Iowa	**001-34257**	**420644327**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	**52407**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On February 16, 2010, we issued a press release announcing our financial results for the quarter ended December 31, 2009. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1 Press Release, dated February 16, 2010, announcing our financial results for the quarter ended December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company

(Registrant)

February 16, 2010   **/s/ RANDY A. RAMLO**

(Date)   Randy A. Ramlo
                                                                   Chief Executive Officer

EXHIBIT 99.1

United Fire Reports Full-Year 2009 Results

- *Net loss of 39 cents per diluted share for full-year 2009, compared with net loss of 48 cents per diluted share for full-year 2008*
- *Operating loss[1] of 7 cents per share for full-year 2009, compared with operating loss of 23 cents per share for full-year 2008*
- *Book value per share of $25.35 at December 31, 2009, compared with $24.10 at December 31, 2008*

CEDAR RAPIDS, Iowa, Feb. 16, 2010 (GLOBE NEWSWIRE) -- United Fire & Casualty Company (Nasdaq:UFCS) today reports our fourth-quarter and full-year 2009 financial results.

Consolidated Highlights

(In Thousands Except Shares and Per Share Data)	Three Months Ended December 31,			Year Ended December 31,		
	2009	2008	%	**2009**	2008	%
Consolidated revenues	**$149,183**	$149,779	-0.4%	**$572,193**	$601,449	-4.9%
Net income (loss)	**1,779**	(14,842)	112.0	**(10,441)**	(13,064)	20.1
Diluted earnings (loss) per share	**0.07**	(0.56)	112.5	**(0.39)**	(0.48)	18.8
Operating income (loss) [1]	**780**	(10,930)	107.1	**(1,875)**	(6,315)	70.3
Operating income (loss) per share [1]	**0.03**	(0.41)	107.3	**(0.07)**	(0.23)	69.6
Book value per share				**25.35**	24.10	5.2
Cash dividends declared per share	**0.15**	0.15	N/A	**0.60**	0.60	N/A
Pre-tax catastrophe losses [1]	**2,801**	22,944	-87.8	**22,397**	76,066	-70.6
Effect on after-tax earnings	**0.07**	0.56	-87.5	**0.55**	1.83	-69.9
Effect on combined ratio	**2.6%**	19.1%	-86.4	**5.1%**	16.3%	-68.7

(1) The Non-GAAP Financial Measures section of this release defines and reconciles data not prepared in accordance with U.S. GAAP.

Book value and surplus increase despite tough insurance market

"It was a disappointing year for our company," said President and CEO Randy Ramlo. "Our combined ratio was at 114.1 percent for the fourth quarter and 115.2 percent for the full year, indicating an underwriting loss. We were hit with additional losses and expenses related to Hurricane Katrina claims litigation, and premium was hard to come by as the economy struggles and the market remains very competitive.

"Though our pure loss ratio improved over last year, it was offset by a rise in our underwriting expenses and loss settlement expenses, primarily attorney fees.

"Net premiums written were down 10.9 percent in the fourth quarter and 5.9 percent for the full year, primarily due to the weak economy, which has led to a decrease in both the residential housing market (especially in our western states) and government-funded projects, which reduced the volume of business of commercial and residential contractors that we insure and bond. We do not feel it is a good time to pursue growth in this rate cycle.

"Also contributing to the reduction in net premiums written is the nonrenewal of accounts that no longer meet our underwriting or pricing guidelines. As pricing in the industry continues to decrease, we avoid accounts that have become too underpriced for the risk. On a good note, pricing at United Fire has remained relatively stable the past three quarters, but we are not anticipating any significant increases in our pricing in 2010.

"As part of our business philosophy, we are committed to managing our book of business based on quality rather than quantity, a philosophy that has allowed us to outperform the industry in many prior years. We have the capacity to take advantage of better pricing, if premium rates increase.

"Despite our less than desirable underwriting results in 2009, we are pleased to note that our book value per share increased by $1.25 to $25.35 at December 31, 2009. This change is primarily attributable to an increase in our unrealized gains, after tax, which reflects the rising market values of our equity holdings and increases in bond prices as interest rates decreased. Also, our statutory capital and surplus rose slightly to $556.3 million at year-end 2009, which we believe is a testament to our overall financial strength.

"During 2009, we increased our case reserves on prior year losses partially due to an increase in late reported claims. In addition, we have focused on establishing reserves for reported claims more quickly. In the fourth quarter 2009, we increased and allocated by-line, our incurred but not reported ("IBNR") reserves. Our other liability line had a significant increase in the allocation of IBNR, due to trends toward larger jury awards in this line and continuing construction defect claims and loss expenses. However, the number of construction defect claims appears to be leveling off as compared with the level of claims experienced in 2008.

"Though the insurance industry experienced low levels of catastrophe losses in 2009 compared with 2008, United Fire had an average historical level of catastrophe loss activity. Hurricane activity was nearly nonexistent, but we had an active season of Midwestern storms. Catastrophe losses, without Hurricane Katrina, contributed just over 5 points to our year-end combined ratio, which is on target with our historic annual average."

Hurricane Katrina development of $38.0 million in 2009

"Though we had favorable development of $.3 million related to Hurricane Katrina litigation in the fourth quarter, we incurred $38.0 million of additional Hurricane Katrina-related losses for the full year," said President and CEO Randy Ramlo. "Excluding Hurricane Katrina loss development, our combined ratio would have been 106.5 percent for the full-year 2009."

Hurricane Katrina made landfall in New Orleans, Louisiana, on August 29, 2005, causing an estimated $80 billion in damages. Over 95 percent of our policyholders in the New Orleans area suffered damage from Hurricane Katrina, with over 11,000 claims reported, of which we have concluded approximately 97 percent of those claims. Our loss and loss settlement expenses inception to date (net of reinsurance) in relation to Hurricane Katrina totaled $288.9 million. For the full-year 2009, our loss and loss settlement expenses related to Hurricane Katrina were $38.0 million, of which $16.2 million is due to an increase in our IBNR reserves for Hurricane Katrina. We recorded this IBNR in the third quarter of 2009, primarily due to the continuing unfavorable legal environment related to Hurricane Katrina in Louisiana.

Ramlo added, "We continued our efforts to settle unresolved Katrina related litigation with our policyholders in 2009, and were able to conclude approximately 50 percent of the claims which were in suit as of December 31, 2008.

"Since 2005, we have focused on reducing our risk exposure in Southern Louisiana by decreasing the number of insured properties, raising rates and purchasing additional reinsurance coverage. At this point, we are satisfied with our current exposure level in Southern Louisiana, but will continue to monitor the situation closely, making additional reductions as needed."

In January 2010, we ceased writing new business through Lafayette Insurance Company in the state of Louisiana. We will continue to provide personal and commercial insurance coverage in Louisiana under United Fire & Casualty Company and our subsidiary, United Fire & Indemnity Company. All current Lafayette Insurance Company policyholders in Louisiana will be offered the opportunity to renew their policy under United Fire & Indemnity Company, unless the policyholder has not paid their premium or the policy is being nonrenewed for a specific underwriting reason, such as failure to comply with loss control recommendations.

A solid year for our life insurance segment

"Our life insurance segment performed solidly in 2009, contributing positively to the overall results of our company," said President Randy Ramlo. "Our annuity product was very popular in the first half of the year, as consumers sought products with guaranteed rates of return. Life insurance premiums increased 35.1 percent in the fourth quarter and 14.1 percent for the year. In 2010, we plan to concentrate on further increasing life insurance sales to balance the mix of our products.

"In the fourth quarter, we recorded no investment write-downs in our life insurance segment. However, for the full year, investment write-downs reduced life insurance segment pretax income by $8.5 million. Excluding these investment write-downs, pretax income for our life insurance segment would have been $19.7 million for the full-year 2009, instead of the reported $11.2 million.

59,421 shares of common stock repurchased in fourth quarter

"United Fire repurchased 59,421 shares of common stock at an average cost of $16.88 in the fourth quarter of 2009," said President and CEO Randy Ramlo. "With a book value of $25.35, we believe that the repurchase of our common stock is a very good investment for our company."

For the full year, we repurchased 92,721 shares at an average cost of $16.61. As of December 31, 2009, 516,154 shares of common stock remained authorized for repurchase under our Share Repurchase Program, which expires in August 2011.

Consolidated Investment Results

- **Net investment income** – As a result of the recovering investment market, fourth-quarter net investment income increased 4.4 percent as compared to the fourth quarter of 2008. In the fourth quarter of 2008, we experienced a decline in the value of our other long-term investments. For the full year, net investment income is down 1.4 percent from 2008, which is a reflection of lower market interest rates; a decline in the value of our other long-term investments; and the discontinuation of dividend payments by some of our equity securities that previously had paid regular dividends.

- **Realized investment losses** – We incurred other-than-temporary investment write-downs of fixed maturity and equity securities in 2009. Write-downs reduced net income by $.2 million in the fourth-quarter 2009 and $18.3 million for the full-year 2009, compared with $4.0 million in the fourth-quarter 2008 and $9.9 million for the full-year 2008.

- **Unrealized investment gains** – Unrealized investment gains, after tax, of $82.5 million at December 31, 2009, reflect the rising market values of our equity holdings and increases in bond prices as interest rates decreased. In comparison, unrealized investment gains, after tax, were $25.5 million at December 31, 2008.

Property and Casualty Insurance Segment

Premium revenues for our property and casualty insurance segment were 92 percent commercial lines business and 8 percent personal lines business as of December 31, 2009. Our top five states for direct premiums written were Texas, Iowa, Louisiana, Missouri and Colorado.

Property & Casualty Insurance Financial Results:	Three Months Ended December 31,		Year Ended December 31,	
(In Thousands)	**2009**	2008	**2009**	2008
Revenues				
Net premiums written [(1)]	**$87,652**	$103,164	**$424,827**	$459,571

Net premiums earned	$107,256	$119,937	$435,677	$465,581
Investment income, net of investment expenses	7,960	8,268	31,542	33,452
Realized investment gains (losses)	493	(1,177)	(6,815)	1,879
Other income (loss)	75	6	194	(55)
Total Revenues	**$115,784**	$127,034	**$460,598**	$500,857
Benefits, Losses and Expenses				
Losses and loss settlement expenses	$86,310	$115,074	$365,721	$393,349
Amortization of deferred policy acquisition costs	26,172	29,514	105,606	117,590
Other underwriting expenses	9,886	5,125	30,553	19,146
Disaster related charges, net of recoveries	4	2,965	(1,335)	7,202
Total Benefits, Losses and Expenses	**$122,372**	$152,678	**$500,545**	$537,287
Loss before income taxes	**(6,588)**	**(25,644)**	**(39,947)**	(36,430)
Federal income tax benefit	**(4,265)**	**(11,286)**	**(22,270)**	(21,274)
Net loss	**($2,323)**	($14,358)	**($17,677)**	($15,156)
GAAP combined ratio:				
Net loss ratio (without catastrophes and Hurricane Katrina loss development)	**78.2%**	76.8%	**70.1%**	65.9%
Hurricane Katrina litigation - effect on net loss ratio	**(0.3)**	--	**8.7**	2.3
Other catastrophes - effect on net loss ratio	**2.6**	19.1	**5.1**	16.3
Net loss ratio	**80.5%**	95.9%	**83.9%**	84.5%
Expense ratio [2]	**33.6**	28.9	**31.3**	29.4
Combined ratio	**114.1%**	124.8%	**115.2%**	113.9%
Statutory combined ratio: [1]				
Net loss ratio (without catastrophes and Hurricane Katrina loss development)	**78.1%**	77.4%	**70.1%**	66.0%
Hurricane Katrina litigation - effect on net loss ratio	**(0.3)**	--	**8.7**	2.3
Other catastrophes - effect on net loss ratio	**2.6**	19.1	**5.1**	16.3
Net loss ratio	**80.4%**	96.5%	**83.9%**	84.6%
Expense ratio	**32.4**	27.8	**30.3**	28.8
Combined ratio	**112.8%**	124.3%	**114.2%**	113.4%

(1) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

(2) The GAAP expense ratio does not include the disaster charges and related recoveries.

- **Net premiums written** – The decline in net premiums written in the three-months and year ended December 31, 2009, was primarily attributable to the following:

  - *Economic downturn* – Our premium writings have been affected by the weak economy, which has led to a decrease in the residential housing market in our western states and government-funded projects, which reduced the volume of business of commercial and residential contractors we insure and bond.

- *Policy retention* – Our policy retention rate in both the personal and commercial lines of business was approximately 80 percent. This number has decreased slightly during the year, as our underwriters continue to focus on writing good business at an adequate price, preferring quality to volume. Despite continued competition, particularly on medium and large commercial accounts, we have been able to renew a select number of accounts at a higher rate/premium level in 2009 compared to 2008.

- *Pricing pressure* – The insurance marketplace remained competitive in our commercial lines of business in the fourth quarter of 2009. We experienced a modest decrease (less than 1 percent) in commercial lines premium level, reflecting a continuation of a trend of gradual decreases in premium level for some lines of business dating back to the third quarter of 2004. On personal lines business, we averaged low- to mid-single-digit percentage increases in premium level for our homeowner and personal auto lines of business in the fourth quarter of 2009.

- **Combined ratio** –The GAAP combined ratio improved by 10.7 percentage points in the fourth quarter of 2009 due to lower catastrophe losses, as compared with the fourth quarter of 2008, which had higher-than-average catastrophe losses due to Hurricanes Gustav and Ike. However, the GAAP combined ratio for the full-year 2009 worsened by 1.3 percentage points from the previous year to 115.2 percent due to the following factors:

  - *Hurricane Katrina* – We incurred $38.0 million in Hurricane Katrina losses and loss settlement expenses due to continuing adverse development from claims litigation for the full-year 2009.

  - *Increased expense ratio* – The expense ratio rose in both the fourth quarter and full year, contributing 4.7 percentage points to our combined ratio in the fourth-quarter 2009 and 1.9 percentage points to our combined ratio for the full-year 2009, as we did not defer underwriting expenses (primarily agent commissions and employee salaries) at the same level in 2009 as we were able to in 2008 due to lower net premiums written.

  - *Claims frequency and severity* – Overall claims frequency decreased, which is a trend we have seen for several quarters. Claims severity has flattened, while in certain liability lines, specifically automobile and other liability, we saw a slight increase as compared to 2008.

  - *Reserve increases* – In 2009, we increased our case reserves on prior year losses partially due to an increase in late reported claims. In addition, we have focused on establishing reserves for reported claims more quickly. In the fourth quarter 2009, we increased and allocated by-line, our IBNR reserves. Our other liability line had a significant increase in the allocation of IBNR, due to trends toward larger jury awards in this line and continuing construction defect claims and loss expenses. However, the number of construction defect claims appears to be leveling off as compared with the level of claims experienced in 2008.

- **By-line of business results** – The following are highlights of our by-line of business results (refer to supplemental tables for details):

  - *Three months and year ended December 31, 2009 --*

  - The other liability line experienced a lower level of premiums earned in the three months and year ended December 31, 2009, as compared to the same periods of 2008 due to the effect the weak economy had on residential and commercial construction. The increase in losses and loss settlement expenses was due to an increase our case and IBNR reserves, due to trends toward larger jury awards in this line and continuing construction defect claims and loss expenses.

  - In the fire and allied lines business, for both personal and commercial lines, losses and loss settlement expense decreased due to a lower level of catastrophes in the three months and year end

December 31, 2009 as compared to the same periods in 2008. Additionally, there was a reduction in IBNR in these lines in the fourth quarter of 2009.

- The personal automobile line of business experienced a decrease in losses and loss settlement expenses in the three months ended December 31, 2009 as compared to the same period of 2008, primarily due to a reduction in IBNR in this line.

- Reinsurance assumed experienced a lower level of premium for the year ended December 31, 2009 as compared to the same period in 2008, as we terminated one of our assumed contracts and our lowered participation on another contract. Additionally, losses and loss settlement expenses increased due to an increase in reserves for environmental claims and claims litigation.

Life Insurance Segment

United Life Insurance Company, our life insurance subsidiary, offers a complete line of products, which includes single premium annuities, universal life products and traditional life products. As of December 31, 2009, our top five states for business were Iowa, Nebraska, Minnesota, Wisconsin and Illinois.

Life Insurance Financial Results:	Three Months Ended December 31,		Year Ended December 31,	
(In Thousands)	**2009**	2008	**2009**	2008
Revenues				
Net premiums written [(1)]	**$12,450**	$9,214	**$42,600**	$37,326
Net premiums earned	**$12,491**	$9,204	**$42,821**	$37,794
Investment income, net of investment expenses	**19,699**	18,218	**74,533**	74,125
Realized investment gains (losses)	**1,044**	(4,842)	**(6,364)**	(12,262)
Other income	**165**	165	**605**	935
Total Revenues	**$33,399**	$22,745	**$111,595**	$100,592
Benefits, Losses and Expenses				
Losses and loss settlement expenses	**$4,381**	$3,110	**$16,773**	$13,291
Increase in liability for future policy benefits	**8,534**	5,254	**23,897**	23,156
Amortization of deferred policy acquisition costs	**1,505**	2,608	**9,287**	11,568
Other underwriting expenses	**1,786**	2,829	**8,745**	9,106
Interest on policyholders' accounts	**10,853**	9,670	**41,652**	40,177
Total Benefits, Losses and Expenses	**$27,059**	$23,471	**$100,354**	$97,298
Income (loss) before income taxes	**6,340**	(726)	**11,241**	3,294
Federal income tax expense (benefit)	**2,238**	(242)	**4,005**	1,202
Net income (loss)	**$4,102**	($484)	**$7,236**	$2,092

(1) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

- **Net premiums earned** – Increased 35.7 percent in the fourth-quarter and 13.3 percent year-to-date 2009, as compared with the same periods of 2008. This is due primarily to an increase in sales of our single premium whole life product.

- **Annuity deposits** –Though annuity deposits decreased to $20.6 million in the fourth quarter of 2009, from $45.9 million in the fourth quarter of 2008, our annuity deposits increased 9.4 percent to $176.2 million for the full-year 2009, from $161.1 million for the full-year 2008. Annuity deposits are not recorded as a component of net premiums written or net premiums earned; however, they do generate investment income.

- **Net cash flow** – Our annuity sales and a reduction in withdrawals contributed to a net cash inflow related to our annuity business of $13.2 million in the fourth quarter of 2009, compared with a net cash outflow of $14.9 million in the fourth quarter of 2008. For the full year, net cash inflow was $96.0 million in 2009, versus net cash outflow of $73.0 million in 2008. The reduction in annuity withdrawals is indicative of the change in economic conditions and the inclination of consumers to choose products with less risk and guaranteed returns.

- **Losses and loss settlement expenses** – Increased 40.9 percent in the fourth-quarter and 26.2 percent in the full-year 2009 due to a rise in the amount of death benefits paid, which is a result of higher sales of our life insurance products, primarily single premium whole life insurance.

- **Increase in liability for future policy benefits** – Increased 62.4 percent in the fourth-quarter 2009 and 3.2 percent for the full-year 2009, as compared with the same periods of 2008. The variability in this amount is based on the mortality assumptions we use in estimating reserves in relation to the demographics of our insureds.

About United Fire & Casualty Company

Founded in 1946, United Fire & Casualty Company is engaged in the business of writing property and casualty insurance and life insurance and selling annuities. Our company's net premiums written totaled $467.4 million in 2009, and our market capitalization was $483.7 million at year-end 2009.

We are represented by professional independent insurance agents throughout the country, predominantly in the Midwest, West and South. Our complete line of products includes commercial insurance (92 percent of property and casualty premiums), which comprises surety bonds; personal insurance; and life insurance.

For the 17th consecutive year, United Fire has been named to the Ward's 50, a respected benchmark group of the industry's top-performing insurance companies. For the fourth consecutive year, our subsidiary, United Life Insurance Company, has been named to the Ward's 50 Life & Health Insurance Companies.

In 2009, for the third straight year, United Fire was named to Audit Integrity's Top 100 list of companies that demonstrate high corporate integrity. United Fire is rated A (Excellent) by A.M. Best Company.

United Fire was named a "Top 10 Ease of Doing Business Performer" for 2009 in Deep Customer Connections Inc.'s (DCC) seventh annual Ease of Doing Business (EDB) survey. Over 8,700 independent agents and brokers assessed the performance of more than 250 property and casualty carriers as part of the survey. They rated the importance of 11 EDB factors, ranging from underwriting responsiveness and handling claims promptly to acting with the agency's needs in mind. DCC specializes in helping property and casualty carriers achieve profitable growth by making it easy for their agents to work with them. DCC's EDB Index® is an industry benchmark of carriers' EDB performance.

For more information, visit www.unitedfiregroup.com.

The United Fire & Casualty Company logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7089

Supplemental Tables

Consolidated supplementary financial information

Income Statement:	Three Months Ended December 31,		Year Ended December 31,	
(In Thousands)	**2009**	2008	**2009**	2008

Revenues

Net premiums written [1]	$100,102	$112,378	$467,427	$496,897
Net premiums earned	$119,747	$129,141	$478,498	$503,375
Investment income, net of investment expenses	27,659	26,486	106,075	107,577
Realized investment gains (losses)	1,537	(6,019)	(13,179)	(10,383)
Other income	240	171	799	880
Total Revenues	$149,183	$149,779	$572,193	$601,449

Benefits, Losses and Expenses

Losses and loss settlement expenses	$90,691	$118,184	$382,494	$406,640
Increase in liability for future policy benefits	8,534	5,254	23,897	23,156
Amortization of deferred policy acquisition costs	27,677	32,122	114,893	129,158
Other underwriting expenses	11,672	7,954	39,298	28,252
Disaster related charges, net of recoveries	4	2,965	(1,335)	7,202
Interest on policyholders' accounts	10,853	9,670	41,652	40,177
Total Benefits, Losses and Expenses	$149,431	$176,149	$600,899	$634,585
Loss before income taxes	(248)	(26,370)	(28,706)	(33,136)
Federal income tax benefit	(2,027)	(11,528)	(18,265)	(20,072)
Net income (loss)	$1,779	($14,842)	($10,441)	($13,064)

(1) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Balance Sheet:	December 31, 2009	December 31, 2008
(In Thousands)		
Total invested assets:		
Property and casualty segment	$915,055	$898,417
Life insurance segment	1,436,786	1,197,356
Total cash and investments	2,542,693	2,205,355
Total assets	2,902,544	2,687,130
Future policy benefits and losses, claims and loss settlement expenses	$1,927,645	$1,753,774
Total liabilities	2,229,809	2,045,389
Net unrealized investment gains, after-tax	$82,491	$25,543
Total stockholders' equity	672,735	641,741
Property and casualty insurance statutory capital and surplus [1] [2]	$556,265	$553,058
Life insurance statutory capital and surplus [2]	160,179	157,003

(1) Because United Fire & Casualty Company owns United Life Insurance Company, the property and casualty insurance statutory capital and surplus includes life insurance statutory capital and surplus and therefore represents our total consolidated statutory capital and surplus.

(2) The Statutory Financial Measures section of this release defines data prepared in accordance with statutory accounting practices, which is a comprehensive basis of accounting other than U.S. GAAP.

Commercial Lines and Personal Lines

(In Thousands)	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2008
Net Premiums Written				
Commercial lines:				
Other liability [1]	$22,125	$26,502	$114,236	$131,799
Fire and allied lines [2]	21,601	24,391	100,061	106,218
Automobile	20,457	22,483	96,024	101,157
Workers' compensation	8,522	11,526	50,267	52,771
Fidelity and surety	3,956	4,440	19,305	21,579
Miscellaneous	154	180	834	852
Total commercial lines	$76,815	$89,522	$380,727	$414,376
Personal lines:				
Fire and allied lines [3]	$6,197	$5,479	$23,988	$21,673
Automobile	3,593	3,084	13,823	12,638
Miscellaneous	100	84	398	343
Total personal lines	$9,890	$8,647	$38,209	$34,654
Reinsurance assumed	947	4,995	5,891	10,541
Total	$87,652	$103,164	$424,827	$459,571

(1) "Other liability" is business insurance covering bodily injury and property damage arising from general business operations, accidents on the insured's premises and products manufactured or sold.

(2) "Fire and allied lines" includes fire, allied lines, commercial multiple peril and inland marine.

(3) "Fire and allied lines" includes fire, allied lines, homeowners and inland marine.

Commercial Lines and Personal Lines

Three Months Ended December 31,

(In Thousands) Unaudited	2009 Premiums Earned	2009 Losses and Loss Settlement Expenses Incurred	2009 Loss Ratio	2008 Premiums Earned	2008 Losses and Loss Settlement Expenses Incurred	2008 Loss Ratio
Commercial lines						
Other liability	$28,614	$46,542	162.7%	$32,990	$32,541	98.6%
Fire and allied lines	25,197	4,065	16.1	27,143	35,633	131.3
Automobile	24,425	22,889	93.7	25,577	21,365	83.5

Workers' compensation	**12,633**	**11,095**	**87.8**	13,842	15,351	110.9
Fidelity and surety	**5,757**	**1,103**	**19.2**	6,595	1,602	24.3
Miscellaneous	**212**	**49**	**23.1**	219	308	140.6
Total commercial lines	**$96,838**	**$85,743**	**88.5%**	$106,366	$106,800	100.4%
Personal lines						
Fire and allied lines	**$5,886**	**($2,487)**	**(42.3)%**	$5,402	$5,084	94.1%
Automobile	**3,459**	**1,921**	**55.5**	3,140	3,862	123.0
Miscellaneous	**99**	**358**	**N/A**	85	(275)	N/A
Total personal lines	**$9,444**	**($208)**	**(2.2)%**	$8,627	$8,671	100.5%
Reinsurance assumed	**974**	**775**	**79.6%**	4,944	(397)	(8.0)%
Total	**$107,256**	**$86,310**	**80.5%**	$119,937	$115,074	95.9%

Year Ended December 31,	**2009**			2008		
(In Thousands) Unaudited	**Premiums Earned**	**Losses and Loss Settlement Expenses Incurred**	**Loss Ratio**	Premiums Earned	Losses and Loss Settlement Expenses Incurred	Loss Ratio
Commercial lines						
Other liability	**$119,587**	**$119,200**	**99.7%**	$134,429	$93,000	69.2%
Fire and allied lines	**102,265**	**100,436**	**98.2**	109,217	134,060	122.7
Automobile	**97,948**	**75,123**	**76.7**	101,229	72,384	71.5
Workers' compensation	**51,992**	**41,283**	**79.4**	52,792	41,434	78.5
Fidelity and surety	**21,354**	**1,838**	**8.6**	22,244	4,105	18.5
Miscellaneous	**854**	**214**	**25.1**	858	438	51.0
Total commercial lines	**$394,000**	**$338,094**	**85.8%**	$420,769	$345,421	82.1%

Personal lines						
Fire and allied lines	$22,317		$12,254	54.9%	$21,353	$34,195	160.1%
Automobile	13,053		10,725	82.2	12,603	11,701	92.8
Miscellaneous	365		662	181.4	326	472	144.8
Total personal lines	$35,735		$23,641	66.2%	$34,282	$46,368	135.3%
Reinsurance assumed	5,942		3,986	67.1%	10,530	1,560	14.8%
Total	$435,677		$365,721	83.9%	$465,581	$393,349	84.5%

Investment Yield

The following table details our yield on average invested assets, which is our invested assets (including money market accounts) at beginning of the year and end of the current reporting period divided by net investment income (after the deduction of investment expenses and excluding realized gain or losses).

	Year Ended December 31,	
(In Thousands)	**2009**	2008
Average invested assets	$2,307,260	$2,211,780
Investment income, net	106,075	107,577
Yield on average invested assets	4.6%	4.9%

Statutory Financial Measures

United Fire and its subsidiaries are required to file financial statements based on statutory accounting principles in each of the states where our insurance companies are domiciled and licensed to conduct business.

The following definitions of key statutory measures are provided for our readers' convenience. United Fire does not reconcile data prepared under statutory accounting principles to those prepared under U.S. GAAP because Regulation G excludes data prepared under a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant.

Management analyzes financial data and statements that are required to be reconciled to data prepared in accordance with statutory accounting principles rather than U.S. GAAP, and those reconciliations are presented as required.

Premiums written is a measure of our overall business volume. Net premiums written comprise direct and assumed premiums written, less ceded premiums written. Direct premiums written is the amount of premiums charged for policies issued during the period. Assumed premiums written is consideration or payment we receive in exchange for insurance we provide to other insurance companies. We report these premiums as revenue as they are earned over the underlying policy period. Ceded premiums written is the portion of direct premiums written that we cede to our reinsurers under our reinsurance contracts. Premiums written is an important measure of business production for the period under review.

(In Thousands)	Three Months Ended December 31,		Year Ended December 31,	
	2009	2008	**2009**	2008
Net premiums written	**$100,102**	$112,378	**$467,427**	$496,897
Net change in unearned premium	**19,826**	16,929	**10,956**	7,564
Net change in prepaid reinsurance premium	**(181)**	(166)	**115**	(1,086)
Net premiums earned	**$119,747**	$129,141	**$478,498**	$503,375

Combined ratio is a commonly used financial measure of underwriting performance. A combined ratio below 100 percent generally indicates a profitable book of business. The combined ratio is the sum of two separately calculated ratios, the loss and loss settlement expense ratio (referred to as the "net loss ratio") and the underwriting expense ratio (the "expense ratio").

When prepared in accordance with U.S. GAAP, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premiums earned. The expense ratio is calculated by dividing nondeferred underwriting expenses and amortization of deferred policy acquisition costs by net premiums earned.

When prepared in accordance with statutory accounting principles, the net loss ratio is calculated by dividing the sum of losses and loss settlement expenses by net premium earned; the expense ratio is calculated by dividing underwriting expenses by net premiums written.

Statutory surplus is the excess of admitted assets, those recognized and accepted by the state insurance laws to determine solvency, over liabilities.

Non-GAAP Financial Measures

We believe that disclosure of certain Non-GAAP financial measures enhances investor understanding of our financial performance. The following Non-GAAP financial measures are utilized in this release:

Operating income (loss) is net income (loss) excluding realized capital gains and losses and related federal income taxes. Because our calculation may differ from similar measures used by other companies, investors should be careful when comparing our measure of operating income to that of other companies. Management evaluates this measurement and ratios derived from this measurement because we believe it better represents the normal, ongoing performance of our businesses.

(In Thousands Except Per Share Data)	Three Months Ended December 31,		Year Ended December 31,	
	2009	2008	**2009**	2008
Net income (loss)	**$1,779**	($14,842)	**($10,441)**	($13,064)
After-tax realized investment (gains) losses	**(999)**	3,912	**8,566**	6,749
Operating income (loss)	**$780**	($10,930)	**($1,875)**	($6,315)
Basic earnings (loss) per share	**0.07**	(0.56)	**($0.39)**	($0.48)
Operating income (loss) per share	**0.03**	(0.41)	**(0.07)**	(0.23)

Catastrophe losses utilize the designations of the Insurance Services Office ("ISO") and are reported with loss and loss settlement expense amounts net of reinsurance recoverables, unless specified otherwise. According to the ISO, a catastrophe loss is a single unpredictable incident or series of closely related incidents causing severe insured losses that cause $25.0 million or more in industry-wide direct insured losses to property and that affect a significant number of insureds and insurers ("ISO catastrophes"). We also include as catastrophes those events we believe are, or will be, material to our operations, either in amount or in number of claims made. Management at times may determine for comparison purposes that it is more meaningful to exclude extraordinary catastrophe losses and resulting litigation, such as Hurricane Katrina. The frequency and severity of catastrophic losses we experience in any year affect our results of operations and financial position. In analyzing the underwriting performance of our property and casualty insurance segment, we evaluate performance both including and excluding catastrophe losses. Portions of our catastrophe losses may be recoverable under our catastrophe reinsurance agreements. We include a discussion of the impact of catastrophes because we believe it is meaningful for investors to understand the variability in periodic earnings.

(In Thousands)	Three Months Ended December 31,		Year Ended December 31,	
	2009	2008	**2009**	2008
ISO catastrophes	**$ 2,461**	$ 22,564	**$ 58,757**	$ 84,102
Less Hurricane Katrina loss development [1]	**339**	--	**(37,976)**	(10,790)
ISO catastrophes without Hurricane Katrina	**$ 2,800**	$ 22,564	**$ 20,781**	$ 73,312
Non-ISO catastrophes	**1**	380	**1,616**	2,754
Total catastrophes	**$ 2,801**	$ 22,944	**$ 22,397**	$ 76,066

(1) The 2008 number reflects the reserves established for Hurricane Katrina litigation as the result of a judgment in Louisiana state court and does not include other Hurricane Katrina loss development.

Disclosure of forward-looking statements

This release may contain forward-looking statements about our operations, anticipated performance and other similar matters. The forward-looking statements are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and/or projected. Such forward-looking statements are based on current expectations, estimates, forecasts and projections about our company, the industry in which we operate, and beliefs and assumptions made by management. Words such as "expects," "anticipates," "intends," "plans," "believes," "continues," "seeks," "estimates," "predicts," "should," "could," "may," "continue," "might," "hope," "once" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in Part I Item 1A "Risk Factors" of our annual report on Form 10-K for the year ended December, 31, 2008, filed with the SEC on March 2, 2009 and in our report on Form 10-Q for the quarter ended September 30, 2009, filed with the SEC on November 9, 2009. The risks identified on Form 10-K are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release or as of the date they are made.

```
CONTACT:   United Fire & Casualty Company
           Randy A. Ramlo, President/CEO
           Dianne M. Lyons, Vice President/CFO
           319-399-5700
```